HIGH RIVER LIMITED PARTNERSHIP
                         ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                       ICAHN PARTNERS MASTER FUND III LP
                               ICAHN PARTNERS LP
                          767 FIFTH AVENUE, 47TH FLOOR
                               NEW YORK, NY 10153

                                 June 16, 2011

VIA FACSIMILE, EMAIL, BY HAND AND FEDERAL EXPRESS
-------------------------------------------------

Forest Laboratories, Inc.
909 Third Avenue
New York, NY  10022
Attention:  Mr. Howard Solomon, Chairman and Chief Executive Officer
            Herschel S. Weinstein, Esquire, General Counsel and Corporate Secretary

Re:  Inspection  of  Books  and  Records
     -----------------------------------

Gentlemen:

     High River Limited Partnership ("High River") is the record owner of 1000 shares of the common stock, ("Common Stock"), of Forest Laboratories, Inc., a Delaware corporation (the "Corporation"). High River, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP, are collectively described herein as the "Icahn Parties." Including the 1000 record shares held by High River, the Icahn Parties collectively are the beneficial holders of approximately 19.9 million shares of Common Stock costing approximately $317,000,000, which they believe represents approximately 6.95% of the outstanding Common Stock. The Icahn Parties have been stockholders of the Corporation for approximately two years. Attached hereto as Exhibit A are true and correct redacted copies of brokerage statements evidencing the beneficial ownership of Common Stock by Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP and Icahn Partners LP.

     As common stockholders of the Corporation, the Icahn Parties hereby demand, pursuant to Section 220 of the General Corporation Law of the State of Delaware ("Section 220") and the common law of the State of Delaware, the right to inspect, no later than June 22, 2011, during normal business hours, the books and records of the Corporation requested herein, and to make copies or abstracts there from.

                                  I. Purpose.

     A. Factual Background.
        -------------------

     In January 2004, the United States Department of Justice ("DOJ") and the United States Attorney's Office for the District of Massachusetts began an investigation into marketing, sales, and other activities allegedly undertaken by Forest Laboratories, Inc. (the "Company") in connection with Celexa, Lexapro, and a formulation of Levothroid that the Company ceased distributing in 2003. In September 2010, the Corporation announced that a subsidiary had pled guilty to federal felony and misdemeanor charges relating to this investigation. The announcement also revealed that the Corporation had paid various governmental entities in excess of $300 million to settle related charges. Thereafter, the Corporation announced that it had settled derivative suits against its board of directors and certain of its officers, including Howard Solomon its CEO, stemming from the situation, and it appeared from the information disclosed to the shareholders that the Corporation had put this situation behind it. That, appearance, however, was false. In fact, despite the settlement and guilty plea something had caused the federal government to seek to change the Corporation's management.

     On April 13, 2011, the Company issued a press release, the material part of which stated as follows:

          NEW YORK, Apr 13, 2011 (BUSINESS WIRE) --

     Forest Laboratories, Inc. (NYSE: FRX) today announced that Howard Solomon, Chairman, Chief Executive Officer and President, will challenge a potential action by the Office of the Inspector General, Department of Health and Human Services (HHS-OIG), to exclude him from participation in federal healthcare programs. Mr. Solomon was notified yesterday of the potential action in a letter from HHS-OIG.

     The potential action emanates from matters that were settled by Forest in 2010 with no finding of knowledge or wrongdoing by Mr. Solomon. The only basis given in the letter notifying Mr. Solomon of the potential action is that he is "associated with" Forest. The letter gives Mr. Solomon 30 days to respond and say why he should not be excluded. Should HHS-OIG determine after that that Mr. Solomon be excluded, unless the effectiveness of such exclusion is enjoined by a court, Mr. Solomon would be required to step down from his present executive positions. Mr. Solomon plans to commence immediate litigation to prevent such exclusion from taking effect if HHS-OIG determines to proceed.

     Board member and Chairman of the Audit Committee William J. Candee III, speaking on behalf of Forest's entire Board of Directors stated, "It would be completely unwarranted to exclude a senior executive against whom there has never been any allegation of wrongdoing whatsoever. Mr. Solomon has always set a tone of the highest integrity from the top. At Mr. Solomon's direction, the Company has significantly enhanced its sales force monitoring and compliance procedures. We believe the potential HHS-OIG action may well be beyond its legal authority."

     Continued Mr. Candee, "At no time during the government's six year investigation of Forest was Mr. Solomon ever accused of any wrongdoing in connection with the matters settled in 2010. We are hopeful that HHS-OIG will decide that the facts and circumstances as to Mr. Solomon do not warrant an exercise of its exclusion authority."

     Herschel S. Weinstein, Vice President and General Counsel stated, "Numerous other major pharmaceutical companies have plead guilty to much more egregious offenses, and none of them has faced the exclusion of a senior executive who has not himself been convicted of a crime or pleaded guilty to a crime. We believe that HHS-OIG is contemplating using a statute that has never before been used under these circumstances and would be exceeding the bounds of its authority."

     Since the date that release was issued, the Corporation issued its Form 10-K for 2010. It expanded upon the statements of the press release:

     "Mr. Howard Solomon, our Chairman, Chief Executive Officer and President, has received a notice from the OIGHHS indicating its intent to consider excluding Mr. Solomon from participating in federal healthcare programs. This potential action by the OIGHHS emanates from matters that we settled in 2010 with no finding of knowledge or wrongdoing by Mr. Solomon. Mr. Solomon has until June 13, 2011 to respond to this notice explaining why he should not be so excluded. Should the OIGHHS determine after such response that Mr. Solomon should be excluded, Mr. Solomon would be required to step down from his present executive positions unless the effectiveness of such exclusion is enjoined by legal proceedings. Mr. Solomon plans to commence litigation to prevent such exclusion from taking effect if OIGHHS determines to proceed. We do not believe any such exclusion of Mr. Solomon is warranted and will support legal actions to challenge any such exclusion."

     The Corporation's disclosures make three points clear: (1) the federal government had brought criminal and civil charges against the Corporation for claimed misconduct, and those charges were settled in September 2010; (2) contrary to public statements made by the Corporation that settlement did not resolve all outstanding issues and the federal government has now for reasons not disclosed by the Corporation demanded Mr. Solomon, the Corporation's Chairman, CEO and President, step down from those roles or the Corporation will be barred from doing business with the United States Government; and (3) the Corporation's board of directors fully supports Mr. Solomon in his battle with the Government and has ordered the Corporation to back him in his fight.

     The board's support of Mr. Solomon comes despite declining performance of the Corporation over the past seven years. The price of the Common Stock peaked in February 2004 at almost $76 per share. The current price is approximately $38 per share, which means that shareholder value has been essentially cut in half during the last seven years. Analysts are predicting even further operational slippage as key drugs come off patent without immediate replacements. Earnings for the fiscal year ending March 31, 2011 were $4.41 per share; the mean estimates for fiscal 2012 and 2013 are $3.68 and $1.21 per share respectively. Top line revenue is predicted to decline from $4.42 billion to $3.38 billion over the same period. From 2004 to the present a total of over $10 billion in shareholder value has evaporated under the stewardship of Mr. Solomon and the board and corporate performance is still heading downhill.

     Although the stockholders have lost huge amounts of money, the board ensured that Mr. Solomon greatly prospered over the same period. According to the Corporation's disclosures, Mr. Solomon received almost $50 million in total compensation from 2004-2010. And that number is conservative. In 2004-2005 the Company reported two possible values for options grants, and the $50 million number uses the lower of the two values for those years. If the higher figures were used, the reported compensation amount would increase to almost $70 million. In addition, while the shareholders were suffering from large stock declines, Mr. Solomon was selling. In February 2007 he sold 4.3 million shares at an average price of $52.60 per share, for a total of approximately $226 million, although the board has since issued Mr. Solomon significant amounts of new options and shares. In other words, Mr. Solomon cashed out much of his stake in the Company just as tough times were beginning, and his present holdings almost entirely consist of options or shares directly granted by the Corporation or that resulted from the exercise of options granted by the Corporation.

     B. Mr. Solomon's Curious Board.
        ----------------------------

     The Government's action against Mr. Solomon is apparently unprecedented. It appears that never before has the Government insisted that a chief executive officer resign in order for a company to be allowed to continue to do business with the Government. It is difficult to understand why a board would richly reward a chief executive for the performance that Mr. Solomon has delivered over the past seven years. It is even more difficult to understand how any board of directors would risk a company to support a CEO with such a track record in a confrontation with the Government.

     The Corporation, however, does not have the type of board found at a typical public company.r It currently has 9 directors, who-together with Mr. Solomon and the rest of executive management-collectively own only approximately 3% of the Corporation's stock, and most of that stock has been received in the forms of options or other stock grants. The directors have invested very little of their own cash in the Corporation.

     The following table lists the current directors, their positions with the Corporation, their ages and length of tenure on the board.

DIRECTOR                   POSITION WITH FOREST        AGE     YEAR JOINED BOARD
--------                   --------------------        ---     -----------------
Howard Solomon             Chairman and CEO             83           1964
                           (since 1977)
William J. Candee, III     Co-Chairman; Audit           84           1959
                           Comm. Chair
George S. Cohan                                         87           1977
Dan L. Goldwasser                                       71           1977
Kenneth E. Goodman         Former President and COO     63           1998
Lester B. Salans, MD                                    75           1998
Lawrence S. Olanoff, MD    Just-Resigned President      59           2006
                           and COO
Nesli Basgoz, MD                                        53           2006
Peter J. Zimetbaum, MD                                  47           2009

     As can be seen, three of the Corporation's directors have served on the board with Mr. Solomon for over thirty years each, and all but one of the board members were directors during the past years in which shareholder value was vaporized and Mr. Solomon received large amounts of compensation. Overall, the average length of board service of the directors is almost 23 years.

     Given the directors' relatively small holdings of stock, extraordinary average length of tenure on the board and habit of rewarding Mr. Solomon while the stockholders suffered, the possibility obviously exists that many of the directors cannot view Mr. Solomon's performance objectively. Thus, it would be extremely difficult for them to not support Mr. Solomon in his fight with the Government even if that fight is not in the Corporation's or stockholders' best interests. Indeed, it is necessary to ask whether there has been a fundamental failure of board leadership and supervision as the directors have put their personal loyalty and friendship to Mr. Solomon above their fiduciary duties to the Corporation and its stockholders.

     If the Corporation's scant public disclosures are correct, the board has now irrevocably committed to supporting Mr. Solomon in his battle against the Government. Given that commitment, it is now up to the stockholders to decide if these are the best directors to be the stewards of Forest Laboratories' fate at this critical time. To make that decision, though, the stockholders need far more information about what is going on and why it is occurring than they have received. The Corporation's public disclosures about this affair have been opaque, inaccurate and seemingly designed to reveal the least possible information. The stockholders have not even been informed of the charges against Mr. Solomon. Thus, the stockholders have been denied even the most basic information necessary to determine whether the board is following a proper and appropriate course in its dealings with the Government or whether it is risking the Corporation to protect the CEO.

     C. The Legal Standard and the Unanswered Questions.
        ------------------------------------------------

     Section 220 permits the stockholders of a corporation to investigate corporate mismanagement for the purposes of, among other things, "mounting a proxy fight to elect new directors;" "bring[ing] corporate misconduct to light;" or bringing litigation to redress wrongdoing, so long as there is a credible basis to believe such wrongdoing or mismanagement occurred. Here there is no doubt that there is a credible basis to believe that wrongdoing has occurred-a corporate subsidiary has pled guilty to a felony, the Corporation paid over $300 million in fines and reimbursement and the Government is demanding that the Chairman and CEO be removed from his offices.

     The board's action in immediately supporting Mr. Solomon - despite his track record over the past seven years - also raises a credible basis to believe that it too engaged in mismanagement or wrongdoing as do the Corporation's obfuscating and misleading public statements about the situation.

     In deciding how the Corporation should be governed going forward the stockholders need answers to the following fundamental but unanswered questions.

     First, what has the Government told the Corporation about why it is seeking such an unprecedented remedy against Mr. Solomon and why did the September settlement not resolve all such matters?

     Second, why did the board immediately back Mr. Solomon? The press release that stated that the board was backing him was issued only one day after the Corporation purportedly was informed of the issue, which implies either that the Corporation was already aware of the possibility that the Government might take action against Mr. Solomon but did not disclose that to the stockholders or that the board acted with very little information and even less time to consider the import of what it was doing in publicly backing Mr. Solomon.

     Third, does the Corporation in fact have adequate grounds to contest the Government's actions here?

     Fourth, regardless of the background facts is it actually in the interest of the Corporation and all of its stockholders to fight the Government under these circumstances? Is Mr. Solomon, whose last seven years of stewardship has resulted in a drop in shareholder value of 50%, really so critical to the success of the Corporation that it justifies the risks the board is taking?

     Finally,  is  this  board  so  compromised  or complicit with regard to Mr.
Solomon  that  it  has become potentially liable for its own violations of duty?

     D. Why the Icahn Parties Need to Review the Documents.
        ---------------------------------------------------

     As long-term stockholders, the Icahn Parties believe that this is an intolerable situation that is patently unfair to the Corporation's stockholders. As the Corporation is aware, pursuant to the Corporation's by-laws the Icahn Parties have delivered the necessary papers to nominate alternative directors at the Corporation's annual meeting, which should be held in approximately August 2011. The purpose of this demand is:

     (1) to enable the Icahn Parties to review the information requested below and, if appropriate, to share it with their fellow stockholders in connection with the 2011annual meeting of stockholders, and to use such information to support the election of directors nominated by the Icahn Parties in opposition to the Corporation's slate of directors;

     (2) to help the Icahn Parties determine which among the directors are the least independent and engaged so that the Icahn Parties might seek to replace those directors and retain the members of the board who are best suited to help manage the Corporation going forward;

     (3) to determine whether the board breached its duties to the Corporation and its stockholders when it determined to support Mr. Solomon in his personal fight with the Government; and

     (4) to determine whether litigation should be brought on behalf of the Corporation and/or its stockholders against Mr. Solomon and members of the board of directors.

                            II. Documents Requested.

     The Icahn Parties therefore request the Corporation to produce to them the following documents:

          a) The HHS-OIG letter referred to in the press release quoted above that was delivered to the Corporation on or about April 12, 2011 and any other documents from HHS-OIG or counsel for the government in this matter dealing with Mr. Solomon, and any responses by Mr. Solomon or the Corporation thereto.

          b) Any document indicating that the Corporation was aware of the possibility that HHS-OIG (or other governmental agency) might seek such a, or similar, sanction against Mr. Solomon prior to April 12, 2011 (including any prior correspondence with HHS-OIG or its counsel relating to such subject).

          c) All documents provided to the board of directors or a committee thereof on this subject.

          d) All board or committee minutes in which this subject is discussed, including any minutes, resolutions or consents pursuant to which the board or any committee thereof concluded that it did not believe any such exclusion of Mr. Solomon [wa]s warranted and w[ould] support legal actions to challenge any such exclusion.

     The undersigned will bear the reasonable costs incurred by the Corporation in connection with the production of the above information.

                                     * * *

     The undersigned hereby authorizes Stephen Jenkins, Esq. and Richard D. Heins, Esq. of Ashby & Geddes, Wilmington, DE and their respective partners, associates, employees and any other persons designated by Stephen Jenkins or Richard D. Heins, acting together, singly or in combination, to conduct, as their agents, the inspection and copying requested herein and otherwise act on behalf of the undersigned pursuant to the attached power of attorney. Please advise the undersigned's counsel, Marc Weitzen, at (212) 702-4388, or Mark DiPaolo at (212) 702-4361 as promptly as practicable when and where the items demanded above will be made available to the undersigned. Please also advise Marc Weitzen or Mark DiPaolo immediately whether you voluntarily will supply the requested information.

                                             Very  truly  yours,


                                             HIGH RIVER LIMITED PARTNERSHIP

                                             By: Hopper Investments LLC, general
                                                 partner


                                             By:  /s/ Edward E. Mattner
                                                  ---------------------
                                                  Name: Edward E. Mattner
                                                  Title: Authorized Signatory

                                             ICAHN PARTNERS MASTER FUND LP


                                             By:  /s/ Edward E. Mattner
                                                  ---------------------
                                                  Name: Edward E. Mattner
                                                  Title: Authorized Signatory

                                             ICAHN PARTNERS MASTER FUND II L.P.


                                             By:  /s/ Edward E. Mattner
                                                  ---------------------
                                                  Name: Edward E. Mattner
                                                  Title: Authorized Signatory

                                             ICAHN PARTNERS MASTER FUND III L.P.


                                             By:  /s/ Edward E. Mattner
                                                  ---------------------
                                                  Name: Edward E. Mattner
                                                  Title: Authorized Signatory

                                             ICAHN PARTNERS LP


                                             By:  /s/ Edward E. Mattner
                                                  ---------------------
                                                  Name: Edward E. Mattner
                                                  Title: Authorized Signatory




SWORN TO AND SUBSCRIBED
before me this 16th day of June 2011



/s/ Notary Public
-----------------
Notary  Public